UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

PMA Capital Corporation
(Name of Issuer)
Class A Common Stock, $5 par value per share
(Title of Class of Securities)
693419202
(CUSIP Number)
July 30, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693419202	13G	Page	2	of	8	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Mast Credit Opportunities I Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5.	SOLE VOTING POWER

NUMBER OF		1,632,075 shares of Class A Common Stock

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,632,075 shares of Class A Common Stock

WITH	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,632,075 shares of Class A Common Stock

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	693419202	13G	Page	3	of	8	Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Mast Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		2,172,427 shares of Class A Common Stock

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,172,427 shares of Class A Common Stock

WITH	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,172,427 shares of Class A Common Stock

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	693419202	13G	Page	4	of	8	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Christopher B. Madison

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,172,427 shares of Class A Common Stock

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		2,172,427 shares of Class A Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,172,427 shares of Class A Common Stock

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	693419202	13G	Page	5	of	8	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David J. Steinberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,172,427 shares of Class A Common Stock

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		2,172,427 shares of Class A Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,172,427 shares of Class A Common Stock

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	693419202	13G	Page	6	of	8	Pages
Item 1.(a) Name of Issuer
     PMA Capital Corporation
Item 1.(b) Address of Issuer’s Principal Executive Offices
     380 Sentry Parkway, Blue Bell, Pennsylvania
Item 2.(a) Name of Persons Filing
This joint statement on Schedule 13G is being filed by Mast Credit Opportunities I Master Fund, Ltd., Mast Capital Management, LLC, David J. Steinberg and Christopher B. Madison who are collectively referred to as the “Reporting Persons.” Messrs. Steinberg and Madison (the “Managers”) are the managers of Mast Capital Management, LLC (“Capital”), which serves as investment adviser for Mast Credit Opportunities I Master Fund, Ltd. (the “Fund”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
Item 2.(b) Address of Principal Business Office or, if none, Residence
The principal business office of the Fund with respect to the shares reported hereunder is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, Harbour Centre, 2nd Floor, North Church, Street, George Town, Cayman Islands
The principal business officer for Capital and each of the Managers with respect to the share reported hereunder is 535 Boylston Street, Suite 401, Boston, MA 02116.
Item 2.(c) Citizenship
Capital is a Delaware limited liability company. The Fund is a Cayman Islands exempted company. The Managers are U.S. citizens.
Item 2.(d) Title of Class of Securities
     Class A Common Stock, $5 par value per share (the “Class A Common Stock”)
Item 2.(e) CUSIP Number
     693419202
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     N/A

CUSIP No.	693419202	13G	Page	7	of	8	Pages
Item 4. Ownership.
In the aggregate, as of July 30, 2007, the Reporting Persons beneficially own 2,172,427 shares of the Issuer’s Class A Common Stock, representing approximately 6.7% of such class of securities. The beneficial ownership of each Reporting Person as of July 30, 2007 is as follows: (i) the Fund beneficially owns 1,632,075 shares of Class A Common Stock representing approximately 5.0% of the class, (ii) Capital, as investment adviser to both the Fund and a separate account which holds additional shares of the Issuer’s Class A Common Stock, and Messrs. Madison and Steinberg, as the managers of Capital, each beneficially own 2,172,427 shares of the Issuer’s Class A Common Stock representing approximately 6.7% of the class. The percentage of the Class A Common Stock beneficially owned by each Reporting Person is based on a total of 32,630,669 shares of Class A Common Stock of the Issuer outstanding as of the close of business on May 7, 2007 as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended March 31, 2007.
Item 5. Ownership of Five Percent or Less of a Class
N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A
Item 8. Identification and Classification of Members of the Group
N/A
Item 9. Notice of Dissolution of Group
N/A
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2007	MAST CREDIT OPPORTUNITIES I MASTER FUND, LTD.

	By:	/s/ Christopher B. Madison

	Name:	Christopher B. Madison
	Title:	Director

MAST CAPITAL MANAGEMENT, LLC

	By:	/s/ Christopher B. Madison

	Name:	Christopher B. Madison
	Title:	Manager

Christopher B. Madison

/s/ Christopher B. Madison

David J. Steinberg

/s/ David J. Steinberg

Exhibit 1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of August 6, 2007, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of PMA Capital Corporation and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

MAST CREDIT OPPORTUNITIES I MASTER FUND, LTD.

By:	/s/ Christopher B. Madison

Name:	Christopher B. Madison
Title:	Director

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ Christopher B. Madison

Name:	Christopher B. Madison
Title:	Manager

Christopher B. Madison

/s/ Christopher B. Madison

David J. Steinberg

/s/ David J. Steinberg